UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2017

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release - **Award and Acceptance of Share Options to Executive Directors and the Company Secretary of AngloGold Ashanti**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

31 March 2017

NEWS RELEASE

AWARD AND ACCEPTANCE OF SHARE OPTIONS TO EXECUTIVE DIRECTORS AND THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI

In terms of JSE Listings Requirement 3.63 we hereby provide the following information regarding granting of share options by the Company under the AngloGold Share Incentive Scheme to Executive Directors and the Company Secretary of AngloGold Ashanti.

Date of notification	:	31 March 2017
Date of grant	:	1 March 2017
Date of acceptance	:	31 March 2017

Bonus Share Plan (BSP)
The AngloGold Share Incentive Scheme that was approved by shareholders, provides for the executives' BSP cash bonus to be matched at 150% with share options and vesting of awards in two tranches, 50% after 12 months and the remaining 50% after 24 months.

Clearance was obtained in terms of JSE Listings Requirement 3.66.

Strike price	NIL cost to participant in accordance with the rules of the above plans
Market value per award at date of grant	R 152.87
Class of security	Option to acquire ordinary shares
Type of interest	Direct beneficial

Name	Number of BSPs awarded	Total Value of Awards (ZAR)
S Venkatakrishnan (*Executive Director*)	72,118	11,024,678.66
KC Ramon (*Executive Director*)	42,878	6,554,759.86
ME Sanz Perez (*EVP Group Legal, Commercial & Governance and Company Secretary*)	29,398	4,494,072.26
	144,394	**22,073.510.78**

ENDS

31 March 2017
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

AngloGold Ashanti Limited

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 31, 2017

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance